SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.  20549

                               SCHEDULE 13D
                            (Amendment No. 1)

                Under the Securities Exchange Act of 1934

                       Innovir Laboratories, Inc.
                             (Name of Issuer)

                 Common Stock, par value $.013 per share
                     (Title of Class of Securities)

                              457 64Y 10 6
                              (CUSIP Number)

                  Paramount Capital Asset Management, Inc.
                       c/o Lindsay A. Rosenwald, M.D.
                              787 Seventh Avenue
                              New York, NY 10019
                               (212) 554-4300

                             with a copy to:

                          David R. Walner, Esq.
                 Paramount Capital Asset Management, Inc.
                            787 Seventh Avenue
                            New York, NY 10019
                             (212) 554-4300

        (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                           December 23, 1996
         (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on
        Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(b)(3) or
        (4), check the following:
                                                          _

        Check the following box if a fee is being paid with this
        Statement:



                                 SCHEDULE 13D


      CUSIP NO. 457 64Y 10 6

  1   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Paramount Capital Asset Management, Inc.
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) _
                                                                 (b) _

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*
      OO (see Item 3 below)

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                 _

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

                        7    SOLE VOTING POWER
                             None
       NUMBER OF
         SHARES         8    SHARED VOTING POWER
      BENEFICIALLY           2,500,000
        OWNED BY
          EACH          9    SOLE DISPOSITIVE POWER
       REPORTING             None
         PERSON
          WITH          10   SHARED DISPOSITIVE POWER
                             2,500,000

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,500,000

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES*                                                        _

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.3%

 14   TYPE OF REPORTING PERSON*
      CO


                                 SCHEDULE 13D


      CUSIP NO.   457 64Y 10 6

  1   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Aries Domestic Fund, L.P.
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) _
                                                                 (b) _

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*
      OO (see Item 3)

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                 _

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

                        7    SOLE VOTING POWER
                             None
       NUMBER OF
         SHARES         8    SHARED VOTING POWER
      BENEFICIALLY           750,000
        OWNED BY
          EACH          9    SOLE DISPOSITIVE POWER
       REPORTING             None
         PERSON
          WITH          10   SHARED DISPOSITIVE POWER
                             750,000

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      750,000

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES*                                                        _

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.8%

 14   TYPE OF REPORTING PERSON*
      PN


                              SCHEDULE 13D

      CUSIP NO. 457 64Y 10 6

  1   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Aries Trust
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) _
                                                                 (b) _

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*
      OO (see Item 3)

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                 _

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Cayman Islands

                        7    SOLE VOTING POWER
                             None
       NUMBER OF
         SHARES         8    SHARED VOTING POWER
      BENEFICIALLY           1,750,000
        OWNED BY
          EACH          9    SOLE DISPOSITIVE POWER
       REPORTING             None
         PERSON
          WITH          10   SHARED DISPOSITIVE POWER
                             1,750,000

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,750,000

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES*                                                        _

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      6.5%

 14   TYPE OF REPORTING PERSON*
      OO (see Item 2)

                                 SCHEDULE 13D

      CUSIP NO. 457 64Y 10 6

  1   NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Lindsay A. Rosenwald, M.D.
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) _
                                                                 (b) _

 3    SEC USE ONLY

 4    SOURCE OF FUNDS*
      OO (see Item 3)

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                 _

 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States

                        7    SOLE VOTING POWER
                             None
       NUMBER OF
         SHARES         8    SHARED VOTING POWER
      BENEFICIALLY           2,500,000
        OWNED BY
          EACH          9    SOLE DISPOSITIVE POWER
       REPORTING             None
         PERSON
          WITH          10   SHARED DISPOSITIVE POWER
                             2,500,000

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,500,000

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES*                                                        _

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      9.3%

 14   TYPE OF REPORTING PERSON*
      IN


Item 1.   Security and Issuer.

     (a)  Common Stock, $.013 par value ("Innovir Common")

          Innovir Laboratories, Inc. (the "Issuer")
          510 E.73rd Street
          New York, New York 10021
          (212)249-4703

Item 2.   Identity and Background.

     Names of Persons Filing:

     (a) This statement is filed on behalf of Paramount Capital Asset Management, Inc. ("Paramount Capital"), Aries Domestic Fund, L.P. ("Aries Domestic"), The Aries Trust ("Aries Trust") and Lindsay A. Rosenwald, M.D. ("Dr. Rosenwald") (collectively, "Reporting Parties"). See attached Exhibit A which is a copy of their agreement in writing to file this statement on behalf of each of them.

     (b) Paramount Capital's, Aries Domestic's and Dr. Rosenwald's business address is 787 Seventh Avenue, New York, New York, 10019. The business address for Aries Trust is c/o MeesPierson (Cayman) Limited, P.O. Box 2003, British American Centre, Phase 3, Dr. Roy's Drive, George Town, Grand Cayman.

     (c) Dr. Rosenwald is an investment banker, venture capitalist and fund manager and sole shareholder of Paramount Capital,(1) a Subchapter S corporation incorporated in Delaware. Paramount Capital is the General Partner of Aries Domestic,(2) a limited partnership incorporated in Delaware. Paramount Capital is the Investment Manager to Aries Trust,(3) a Cayman Islands Trust.

     (d) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, or trustees have not, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     _______________________
     1 Please see attached Exhibit B indicating the executive officers and directors of Paramount Capital and providing information called for by Items 2-6 of this statement as to said officers and directors. Exhibit B is herein incorporated by reference.

     2 Please see attached Exhibit C indicating the general partner of Aries Domestic and the general partner's executive officers and directors and providing information called for by Items 2-6 of this statement as to said general partners, officers and directors. Exhibit C is herein incorporated by reference.

     3 Please see attached Exhibit D indicating the investment manager of the Aries Trust and the investment manager's executive officers and directors and providing information called for by Items 2-6 of this statement as to said investment manager and officers and directors. Exhibit D is herein incorporated by reference.


     (e) Dr. Rosenwald, Paramount Capital, Aries Domestic and Aries Trust and their respective officers, directors, general partners, investment managers, or trustees have not been, during the five years prior to the date hereof, parties to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)  Dr. Rosenwald is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.

          As previously reported in the original statement (the Original Statement ), Aries Domestic used its general funds to effect the purchase of 1,200,000 shares of Common Stock of the Issuer, 1,200,000 Class C Warrants to purchase an equivalent number of shares of Common Stock of the Issuer at an exercise price of $0.50, and 600,000 Unit Purchase Options (as defined in Item 4) for an approximate aggregate purchase price of $600,000 and Aries Trust used its general funds to effect the purchase from the Issuer of 2,800,000 shares of the Issuer, 2,800,000 Class C Warrants to purchase an equivalent number of shares of Common Stock of the Issuer at an exercise price of $0.50, and 1,400,000 Unit Purchase Options for an approximate aggregate purchase price of $1,400,000. Pursuant to the Transaction, (as defined in Item 4), the Aries Trust and Aries Domestic have exercised certain of their Class C Warrants and Unit Purchase of the Issuer Options and sold some of the Innovir Common acquired upon such exercises and previously owned by them.

Item 4.   Purpose of Transaction.

          As previously reported in the Original Statement, Aries Trust and Aries Domestic acquired shares of Common Stock and warrants to purchase Common Stock (the "Class C Warrants") of the Issuer from the Issuer, pursuant to a Stock and Warrant Purchase Agreement (the "Purchase Agreement") dated August 30, 1996, a copy of which is attached as Exhibit E and the terms of which are incorporated herein by reference, as an investment in the Issuer. Among other things, the Purchase Agreement entitled the Aries Trust and Aries Domestic to designate two representatives to sit on the Issuer's Board of Directors and required the consent of the Aries Trust and Aries Domestic for certain extraordinary corporate transactions. Messrs. Michael S. Weiss and Joseph E. Edelman were appointed to the Issuer's Board of Directors as the Aries Trust and Aries Domestic Board designees. Also pursuant to the Purchase Agreement, Dr. Rosenwald was named as an observer of the Board.

          Pursuant to the Purchase Agreement, the Aries Trust and Aries Domestic purchased 4,000,000 Innovir shares. In addition, Class C Warrants dated August 30, 1996 to purchase an additional 4,000,000 shares of Common Stock of the Issuer were issued by the Issuer for the benefit of Aries Trust and Aries Domestic. In addition, pursuant to the Purchase Agreement, Unit Purchase Options (individually, the "UPO") dated August 30, 1996 to purchase 2,000,000 shares of Common Stock and 2,000,000 Class C Warrants were issued by the Issuer for the benefit of Aries Trust and Aries Domestic. Copies of the forms of the Warrant and the UPO are attached as Exhibit F and G, respectively, hereto and is incorporated by reference herein.


          On December 23, 1996, pursuant to an Exchange Agreement by and between Aries Trust, Aries Domestic and VIMRx Pharmaceuticals, Inc., a Delaware corporation, ("VIMRx") dated November 21, 1996, as amended on December 23, 1996, and as further supplemented and amended (the "Exchange Agreement"), Aries Domestic and Aries Trust, exercised certain of the Class C Warrants and all of the Unit Purchase Options and transferred an aggregate of 9,500,000 shares of Common Stock (the "Innovir Common") of Innovir Laboratories, Inc. ("Innovir") to VIMRx in exchange for 3,000,000 shares of the Common Stock of VIMRx (the "VIMRx Common")and $3,000,000 in cash (the "Transaction"). Of the aggregate 3,000,000 shares of VIMRx Common received by Aries Trust and Aries Domestic, Aries Domestic received 900,000 shares and the Aries Trust received 2,100,000 shares.

          Specifically, pursuant to the Exchange Agreement, Aries Domestic and Aries Trust exercised (a) 2,000,000 Unit Purchase Options at an exercise price of $0.50 per Unit Purchase Option (600,000 of which Unit Purchase Options were owned by Aries Domestic and 1,400,000 of which Unit Purchase Options were owned by Aries Trust) to acquire
          (i) 2,000,000 shares of Innovir Common and (ii) 2,000,000 Class C Warrants (600,000 of which shares of Innovir Common and Class C Warrants were owned by Aries Domestic and 1,400,000 of which shares of Innovir Common and Class C Warrants were owned by Aries Trust) and (b) 4,000,000 Class C Warrants to purchase 4,000,000 shares of Innovir Common at an exercise price of $0.50. As a result of the foregoing, the Aries Trust and Aries Domestic owned in the aggregate 10,000,000 shares of Innovir Common upon the foregoing exercise and 2,000,000 Innovir Class C Warrants. Pursuant to the Exchange Agreement, Aries Trust and Aries Domestic then transferred an aggregate 9,500,0000 of the shares of Innovir Common to the Issuer in exchange for the 3,000,000 shares of VIMRx Common. In connection with the Transaction, the Aries Domestic and Aries Trust incurred exercise price costs of $3,000,000 in exercising the Class C Warrants and Unit Purchase Options, which, pursuant to the Exchange Agreement, was paid by the VMRx in consideration of the amounts owed by VMRx to the Aries Domestic and Aries Trust in connection with the Transaction directly to Innovir and credited to Aries Trust and Aries Domestic by the Issuer as payment in full of the $3,000,000 aggregate exercise price.

          In connection with the Transaction, Aries Domestic and Aries Trust granted to VIMRx a three year proxy to vote their shares of Innovir Common. Additionally, Messrs. Michael S. Weiss and Joseph E. Edelman resigned as members of the Board of Directors of the Issuer.

          Except as indicated in this Schedule 13D, the Reporting Parties currently have no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of
          Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          (a) As of December 23, 1996, Dr. Rosenwald and Paramount Capital, through acquisition of the shares by the Aries Trust and Aries Domestic, beneficially owned 2,500,000 shares or 9.3% of the Issuer's securities and Aries Domestic and the Aries Trust beneficially owned as follows:

                                        Amount Owned
               Aries Domestic             750,000 Shares
               Aries Trust              1,750,000 Shares


          (b) Dr. Rosenwald and Paramount Capital share the power to vote or to direct the vote, to dispose or to direct the disposition of those shares owned by each of Aries Domestic and Aries Trust. In addition, as set forth in Item 4 above, Aries Domestic and Aries Trust have granted to VIMRx a three year proxy to vote their shares of Innovir Common.

          (c) Other than as set forth in this Schedule 13D, the Reporting Parties have not engaged in any transactions in the Common Stock of the Issuer.

          (d) & (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

          Paramount Capital is the investment manager of the Aries Trust and the General Partner of Aries Domestic and in such capacities has the authority to make certain investment decisions on behalf of such entities, including decisions relating to the securities of the Issuer. In connection with its investment management duties, Paramount Capital receives certain management fees and performance allocations from the Aries Trust and Aries Domestic. Dr. Rosenwald is the sole shareholder of Paramount Capital. In addition, as set forth in Item 4 above, Aries Domestic and Aries Trust have granted to VIMRx a three year proxy to vote their shares of Innovir Common. Dr. Rosenwald is a member of the Board of Directors of VMRx.

          Except as indicated in this 13D and the attached exhibits, there is no contract, arrangement, understanding or relationship between the Reporting Parties and any other person, with respect to any securities of the Issuer.

Item 7.   Material to be Filed as Exhibits:

Exhibit A -    Copy of an Agreement between Dr. Rosenwald, Paramount Capital,
               Aries Domestic and Aries Trust to file this Statement on
               Schedule 13D on behalf of each of them.

Exhibit B -    List of executive officers and directors of Paramount Capital and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit C -    List of executive officers and directors of Aries Domestic and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit D -    List of executive officers and directors of Aries Trust and information called for by Items 2-6 of this statement relating to said officers and directors.

Exhibit E -    Form of Irrevocable Proxy


                                  SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:    December 23, 1996
          New York, NY            By /s/ Lindsay A. Rosenwald, M.D.
                                    Lindsay A. Rosenwald, M.D.
                                    President

                                  ARIES DOMESTIC FUND, L.P.
                                  By Paramount Capital Asset Management, Inc.
                                  General Partner

Dated:    December 23, 1996
          New York, NY            By /s/ Lindsay A. Rosenwald, M.D.
                                    Lindsay A. Rosenwald, M.D.
                                    President

                                  THE ARIES TRUST
                                  By Paramount Capital Asset Management, Inc.
                                  Investment Manager

Dated:    December 23, 1996
          New York, NY            By /s/ Lindsay A. Rosenwald, M.D.
                                    Lindsay A. Rosenwald, M.D.
                                    President

Dated:    December 23, 1996
          New York, NY           By  /s/ Lindsay A. Rosenwald, M.D.
                                     Lindsay A. Rosenwald, M.D.



                                  EXHIBIT A

                                  AGREEMENT

                         JOINT FILING OF SCHEDULE 13D

          The undersigned hereby agrees to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Innovir Laboratories, Inc. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

                                  PARAMOUNT CAPITAL ASSET MANAGEMENT, INC.

Dated:    December 23, 1996
          New York, NY            By /s/ Lindsay A. Rosenwald, M.D.
                                    Lindsay A. Rosenwald, M.D.
                                    President

                                  ARIES DOMESTIC FUND, L.P.
                                  By Paramount Capital Asset Management, Inc.
                                  General Partner

Dated:    December 23, 1996
          New York, NY            By /s/ Lindsay A. Rosenwald, M.D.
                                    Lindsay A. Rosenwald, M.D.
                                    President

                                  THE ARIES TRUST
                                  By Paramount Capital Asset Management, Inc.
                                  Investment Manager

Dated:    December 23, 1996
          New York, NY            By /s/ Lindsay A. Rosenwald, M.D.
                                    Lindsay A. Rosenwald, M.D.
                                    President

Dated:    December 23, 1996
          New York, NY           By  /s/ Lindsay A. Rosenwald, M.D.
                                     Lindsay A. Rosenwald, M.D.



                                  EXHIBIT B

     The name and principal occupation or employment, which in each instance is with Paramount Capital Asset Management, Inc. ("Paramount Capital") located at 787 Seventh Avenue, New York, New York, 10019, of each executive officer and director of Paramount Capital is as follows:

                                        PRINCIPAL OCCUPATION
     NAME                                  OR EMPLOYMENT

Lindsay A. Rosenwald, M.D.        Chairman of the Board, President of
                                  Paramount Capital Asset Management,
                                  Inc., Paramount Capital Investments, LLC and
                                  Paramount Capital, Inc.

Peter Morgan Kash                 Director of Paramount Capital Asset
                                  Management, Inc. Senior Managing Director,
                                  Paramount Capital, Inc.

Dr. Yuichi Iwaki                  Director of Paramount Capital Asset
                                  Management, Inc. Professor, University of
                                  Southern California School of Medicine

Item 2.

     During the five years prior to the date hereof, none of the above persons (to the best of Paramount Capital's knowledge) was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

     Please refer to Items 3-6 herein reporting the beneficial ownership.



                                  EXHIBIT C

     The name and principal occupation or employment, which is located at 787 Seventh Avenue, New York, New York, 10019, of the General Partner of Aries Domestic is as follows:

                                             PRINCIPAL OCCUPATION
     NAME                                       OR EMPLOYMENT

Paramount Capital Asset Management, Inc.    General Partner; Investment Manager

     Exhibit B is hereby incorporated by reference.

Item 2.

     During the five years prior to the date hereof, the above person (to the best of Aries Domestic's knowledge) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

     Please refer to Items 3-6 herein reporting the beneficial ownership.



                                  EXHIBIT D

     The name and principal occupation or employment, which in each instance is with The Aries Trust ("Aries Trust") located at 787 Seventh Avenue, New York, New York, 10019, of each executive officer and director of Aries Trust is as follows:

                                             PRINCIPAL OCCUPATION
     NAME                                       OR EMPLOYMENT

Paramount Capital Asset Management, Inc.     Investment Manager

MeesPierson (Cayman) Limited                 Trustee
P.O. Box 2003, British American Centre,
Phase 3, Dr. Roy's Drive,
George Town, Grand Cayman.

     Exhibit B is hereby incorporated by reference.

Item 2.

     During the five years prior to the date hereof, neither of the above persons (to the best of Aries Trust's knowledge) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Items 3-6.

     Please refer to Items 3-6 herein reporting the beneficial ownership.


                                  EXHIBIT E

                              IRREVOCABLE PROXY

          THE ARIES FUND, a Cayman Island Trust ("Aries I"), the holder of 350,000 shares of the common stock, par value $.013 per share ("Common Stock"), of Innovir Laboratories, Inc., a Delaware corporation ("Innovir"), and options ("Unit Purchase Options") to purchase 700,000 Units consisting of one share of Innovir's Common Stock and one Class C Warrant to purchase one share of Innovir's Common Stock (the 350,000 shares of Innovir's Common Stock, together with any shares of Innovir's Common Stock hereafter acquired upon exercise of the Unit Purchase Options and/or Class C Warrants thereunder, hereinafter, collectively, are referred to as the "Innovir Shares").

          Aries I hereby irrevocably appoints VIMRx Pharmaceuticals Inc., a Delaware corporation ("VIMRx") as proxy to vote the Innovir Shares and/or to execute and deliver written consents as a stockholder of Innovir for and on behalf of Aries I with respect to any and all actions of the stockholders of Innovir taken after the date hereof (whether taken as a meeting or by written consent), for any and all purposes and on any and all matters with respect to which stockholder action is taken. Aries I grants this proxy in consideration of the execution and delivery of that certain Agreement dated November 21, 1996 by and among Aries I, The Aries Domestic Fund, L.P., and VIMRx and as required thereunder, and this proxy shall be deemed to be coupled with an interest and irrevocable.

          This proxy may be voted or acted upon by VIMRx until this proxy is amended, modified or terminated as provided herein. This proxy may be amended or modified only with the mutual consent of VIMRx and Aries I, provided, however:

     (a) this proxy shall terminate with respect to any Innovir Shares, or any Innovir Shares issuable upon the exercise of any Unit Purchase Option or Class C Warrant, sold, assigned, or transferred to any person or entity not affiliated (as such term is defined in Rule 501 under the Securities Act of 1933, as amended) with Aries I immediately upon such sale, assignment or transfer; and

     (b) if not previously terminated pursuant to section (i) above, this proxy shall terminate in its entirety on December 1, 1999. Without prejudice to any rights of Aries I under the Delaware

General Corporation Law, in exercising this proxy, VIMRx may act in such manner, and may take into account such factors (including, without limitation, the objectives of Innovir, and or VIMRx, and or the stockholders of Innovir and/or VIMRx) as VIMRx may deem appropriate, and therefore VIMRx shall have no obligation in exercising this proxy to act as a fiduciary for or in the best interests of Aries I.

Dated: December 23, 1996

                              THE ARIES FUND, A CAYMAN ISLAND TRUST

                              By:  its Investment Manager,
                                    PARAMOUNT CAPITAL ASSET
                                    MANAGEMENT, INC.

                              By: /s/ Lindsay A . Rosenwald, M.D.

                                   Lindsay A. Rosenwald, M.D.
                                   President

                              VIMRx PHARMACEUTICALS INC.

                              By: /s/ Francis M. O Connell

                                   Francis M. O'Connell
                                   Chief Financial Officer